XSTELOS HOLDINGS, INC.
630 Fifth Avenue, Suite 2260
New York, New York 10020

August 25, 2014

<u>**VIA E-MAIL**</u>

Board of Directors
Affymax, Inc.
19200 Stevens Creek Blvd.
Suite 240
Cupertino, CA 95014

cc: Glen Y. Sato, Cooley LLP

     Re: **Affymax, Inc. Proposal**

Dear Ladies and Gentlemen:

As you are aware, Xstelos Holdings, Inc. ("Xstelos," "we," "us" or "our") has engaged in discussions with representatives of Affymax, Inc. (the "Company") since July 2, 2014 regarding potential alternatives to the Company's existing plan of liquidation (the "Plan of Liquidation"). After discussions stalled with Mark Thompson of The Brenner Group, Inc. ("The Brenner Group"), the restructuring firm engaged by the Company, who also serves as Vice President of the Company, we elected to formalize our proposal for the consideration of the Company's Board of Directors (the "Board"). Accordingly, on August 6, 2014, we delivered a proposal to, among other things, acquire 19.99% of the Company's outstanding common stock directly from the Company for $700,000 based off of a $3,500,000 valuation of the Company, which equates approximately to $0.09 per share. The proposal also offered to provide management and administrative services to the Company for $25,000 per year, or, at the Board's preference, support the decision to retain The Brenner Group for such services.

After further discussions with Cooley LLP ("Cooley"), the Company's legal counsel, failed to yield a formal response to our proposal, or even any constructive comments as to what would make the offer more attractive to the Company, we modified the proposal on August 20, 2014 to, among other things, propose for Xstelos to tender, at $0.10 per share, for up to 25% of the outstanding shares of the Company, subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). We subsequently publicly disclosed the proposal on Schedule 13D on August 22, 2014. Following the filing of the Schedule 13D, we received an e-mail from Mr. Sato of Cooley expressing confusion as to the terms of our proposal. We are unsure as to whether this is true confusion or yet more delay on the part of the Company, as representatives of the Company have made no attempt to negotiate with us. Further, Mr. Sato has confirmed to us that the Board did not consider strategic alternatives prior to determining to dissolve. As a significant shareholder of the Company, we are extremely concerned by the failure of the Board to evaluate strategic alternatives available to the Company, including our proposal, which would provide significant value to shareholders equal to up to almost twice the value they could expect to receive under the existing Plan of Liquidation.

To dispel any confusion that may persist, below please find an explanation of exactly what we are proposing.

1. **Tender Offer.** Xstelos will tender, at $0.10 per share, for up to 25% of the outstanding shares of the Company, subject to limitations under Section 382 of the Code. There is no minimum tender condition. To the extent the tender offer is not fully subscribed, Xstelos is willing to buy additional shares directly from the Company.

2. **Governance and Management.** Following the completion of the tender offer, the composition of the Board and its committees shall be mutually agreed to by Xstelos and the Company. Subject to the Board's approval, Jon Couchman shall serve as the Company's Chief Executive Officer and Chief Financial Officer with compensation of $1 per year while pursuing strategic alternatives on behalf of the Company. At the current Board's preference, Xstelos would support a decision to retain The Brenner Group to continue to provide management services to the Company. Conversely, at the current Board's preference, Xstelos is prepared to enter into a service agreement with the Company to provide at $25,000 annual cost to the Company, all services required to perform the following functions: (1) administrative, (2) bookkeeping, (3) support for Chief Executive Officer and (4) support for Chief Financial Officer, all to be governed by separate agreement.

3. **Financing.** We anticipate funding the tender offer through available cash on hand.

4. **Exclusivity.** In advance of proceeding with Confirmatory Due Diligence, we will execute a mutual exclusivity agreement covering the short period of time required to perform confirmatory due diligence and document the transaction.

5. **Due Diligence Requirements.** In order for us to submit a definitive proposal, we would require confirmatory business, tax, accounting, financial and legal due diligence. Should we be permitted to proceed, we will provide you with a due diligence request list. We believe we can complete any required due diligence investigation in an expedited manner in as few as 10 business days and have a full team of business, legal and accounting advisors to promptly complete all due diligence.

6. **Material Conditions.** Based on our current knowledge and understanding of the Company and its business, the only conditions to our indication of interest that we currently believe would be required would be:

   a. Satisfactory completion of confirmatory due diligence customary for a transaction of this type and size, including, without limitation, any limitations under Section 382 of the Code, such analysis to be conducted at our expense;

b. Approval by the Board, including waivers under DGCL 203 and the Tax Benefits Preservation Rights Agreement;

c. The Company's withdrawal of its existing proxy solicitation seeking shareholder approval to dissolve; and

d. The negotiation and execution of definitive agreements providing for the transaction, which we expect would contain customary representations, warranties, covenants and indemnities for a transaction of this type and size.

We do not currently foresee any delays or obstacles that would decrease the likelihood of satisfying the above conditions.

7. **Authorization/Approvals.** This indication of interest has been reviewed and authorized by the undersigned. We do not require any third-party consents or other approvals on our side. We are committed to allocating the requisite resources and confident in our ability to conclude a transaction as quickly as possible.

8. **Advisors and Contacts**. Please contact Jon Couchman on matters relating to this proposal (contact: Jon Couchman, (212) 729-4061, jon.couchman@xstelos.com). Xstelos has retained the law firm of Olshan Frome Wolosky LLP (contact: Adam W. Finerman, (212) 451-2289, afinerman@olshanlaw.com) as its counsel for the transaction.

Xstelos would consider discussing its providing the governance and management provisions described in Section 2, even if Company is not interested in proceeding with the tender offer and share purchase described in Section 1, and we invite the Board to contact the undersigned to discuss, if applicable.

We believe that our proposal will offer significantly more value to the Company's shareholders than the Plan of Liquidation while preserving the Company's ability to benefit from its net operating loss carryforwards. Not only does our proposed tender offer provide shareholders the ability to obtain liquidity to the extent desired, at $0.10 per share, it does so at a value substantially in excess of the between $0.05 and $0.06 per share that shareholders are estimated to receive under the Plan of Liquidation.

This indication of interest does not constitute or create and shall not be deemed to constitute or create any legally binding or enforceable obligations on the part of the undersigned or the Company, nor shall any such obligations be created by parol evidence, oral understandings or courses of conduct (regardless of reliance or change in position). Such obligations shall be created solely by the execution and delivery of a definitive agreement containing such terms and conditions of the transaction as may be agreed upon by the parties and then only in accordance with the terms and conditions of the definitive agreement. This indication of interest, to the extent binding, shall be governed under the laws of the State of New York.

We look forward to hearing from you.

Very truly yours,



Jon Couchman
Chief Executive Officer
Xstelos Holdings, Inc.